J Sainsbury plc


SEC MAIL
RECEIVED
PROCESSING
JUL 2006
WASH. D.C.
SECTION

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA




06015008

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 29 June 2006

SUPPL

Dear Sir

J Sainsbury Announces: Notification of Holdings in Company

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 28 June 2006.

Yours sincerely

PROCESSED
JUL 13 2006
THOMSON
FINANCIAL

pp

Hazel Jarvis
Deputy Secretary

Enc

Registered office as above
Registered number 185647 England

J Sainsbury plc.

J Sainsbury plc received notification on 28 June 2006 that Brandes Investment Partners L.L.C. and its affiliates have decreased their reportable interest in the Company.

As a result their reportable interest is now 10.99 per cent instead of 11.9 per cent previously reported.

End



SEC MAIL
PROCESSING
RECEIVED
2006
WASH, D.C.
199

J Sainsbury plc

J Sainsbury plc received notification on 28 June 2006 that Brandes Investment Partners L.L.C. and its affiliates have decreased their reportable interest in the Company.

As a result their reportable interest is now 10.99 per cent instead of 11.9 per cent previously reported.

End

J Sainsbury plc

J Sainsbury plc received notification on 28 June 2006 that Brandes Investment Partners L.L.C. and its affiliates have decreased their reportable interest in the Company.

As a result their reportable interest is now 10.99 per cent instead of 11.9 per cent previously reported.

End

J Sainsbury plc

J Sainsbury plc received notification on 28 June 2006 that Brandes Investment Partners L.L.C. and its affiliates have decreased their reportable interest in the Company.

As a result their reportable interest is now 10.99 per cent instead of 11.9 per cent previously reported.

End

J Sainsbury plc

J Sainsbury plc received notification on 28 June 2006 that Brandes Investment Partners L.L.C. and its affiliates have decreased their reportable interest in the Company.

As a result their reportable interest is now 10.99 per cent instead of 11.9 per cent previously reported.

End